
August 14, 2024

Matthew Ehrlichman
Chief Executive Officer
Porch Group, Inc.
411 1st Avenue S., Suite 501
Seattle, Washington 98104

> **Re: Porch Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2024**
> **File No. 333-281442**

Dear Matthew Ehrlichman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Moore